SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), in addition to the Notices to Shareholders disclosed on November 14, 2019 and December 23, 2019, informs to its shareholders and the market in general that, on this date, has expired  the deadline for the payment of shares subscribed by the shareholders within the scope of the capital increase approved at the Company's Extraordinary General Meeting held on November 14, 2019 (“Capital Increase”), as follows:

1.    Capital Increase Result

Subscribed shares: Were subscribed, by private subscription, and paid in 201,792,299 common shares, for the unit price of BRL 35.72 and 14,504,511 class “B” preferred shares, for the unit price of BRL 37.50, all of which are book-entry shares with no par value, corresponding to 77.61% of the Capital Increase, totaling BRL 7,751,940,082.78. Thus, the minimum amount to be subscribed was reached, thus being possible the partial approval of the Capital Increase.

The new common and preferred “B” shares to be issued will have the same rights, benefits and restrictions as existing common and preferred “B” shares issued by the Company, including the same political rights, such as voting rights, in the case of common shares as well as fully participate in the dividends, interest on capital and any remuneration that may be declared by the Company from the date on which such capital increase is ratified by the Extraordinary General Meeting to be convened especially for this purpose.

Capital Stock after the Capital Increase: Considering the above, the Company’s capital stock, once verified and approved by the Extraordinary General Meeting called especially for this purpose, will be BRL 39,057,271,546.52, divided into 1,288,842,596 common shares, 146,920 class “A” preferred shares and 279,941,394 class “B” preferred shares.

Withdrawal: As described in the Notice to Shareholders released on November 14, 2019, In view of the possibility of partial approval of the Capital Increase, it was granted to shareholders wishing to subscribe to part of the increase, at the time of exercise of their subscription right, to condition, in the Subscription Bulletin, their investment decision to the final conditions of the capital increase. Thus, for those shareholders who conditioned the subscription and did not have the capital increase fully paid, such amount will be returned by the Company to the shareholder according to its decision of conditioning (total or partial), without monetary update, on January 03, 2020. Holders of shares deposited with B3’s Depositary Central will receive the funds through their Custodian Agent, without having to send the documents listed above to the Company.

2.    General Meeting of Approval

Extraordinary General Meeting of approval of the Capital Increase: In view of the aforementioned subscriptions, as well as the balance of unsubscribed shares, the Company’s Board of Directors will convene an Extraordinary General Meeting to resolve (i) on the approval of the Company’s Capital Increase e (ii) amend Article 7 of the Company’s Bylaws to reflect the capital increase effectively approved.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

3.    Declared Dividends

Dividends declared at the Ordinary General Meeting held on April 29, 2019 were paid on this date, observed the compensations provided for in the Capital Increase Subscription Bulletin mentioned in item 1 above.

Rio de Janeiro, December 30, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.